Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

August 8, 2019	NR 19-12

Alianza announces results from Phase I Haldane Silver Property work program and Phase II drilling startup

●	Bighorn anomaly expanded to now cover over 900 m of potential vein strike length
●	Drilling scheduled to start mid-August.

Alianza Minerals Ltd. (TSX-V: ANZ) (“Alianza” or the “Company”) reports results of Phase I of the 2019 field program and the scheduled start of Phase II drilling at the Haldane Property, a high-grade silver target in the historic Keno Hill Mining District of Yukon Territory.

Phase I of the program consisted of soil geochemical sampling, mapping and trenching designed to refine targets for drilling which will commence in the second week of August. The 8,579 hectare Haldane Property is located 25 km west of Keno City, YT in the western portion of the Keno Hill Silver District.

“New targets generated during the 2018 field program remain as priority targets for drilling in our phase II program,” stated Jason Weber, P.Geo, president and CEO of Alianza. “The Phase II program is the first drill test of these new targets and their potential to host high-grade silver veins as seen elsewhere in the Keno District.”

The 2019 Phase I program targeted three main areas: the newly identified Bighorn and Ross anomalies and the Mt Haldane Vein System (MHVS). Trenching was completed at the Bighorn and MHVS areas, with four trenches totaling 213 metres excavated. Mineralized faults mapped at the Bighorn target were strongly weathered at surface but returned anomalous lead and silver values. Continuous chip samples in trench BH02 returned 0.25% lead and 9.6 g/t silver over 10.9 metres, which included fault and heavily fractured and oxidized host rocks. Similar anomalous results were returned from trench BH01, 60 metres south. Significantly, soil geochemical results from the current program collected 300 metres south of BH01 on strike from the trenches returned 63 g/t silver and greater than 1% lead, suggesting high grade mineralization may be present. The series of parallel north-south structures that have been mapped coincident with the Bighorn geochemical anomaly (now 900 m long and 120-150 m wide) may be better tested by drilling.

The Phase II program is scheduled to commence in the second week of August with drill mobilization occurring on or about August 14th. The initial holes will target the Ross and Bighorn anomalies, followed by drilling at the Middlecoff Zone at the Mount Haldane Vein System to target the modelled plunge of high-grade shoots in historic workings. Approximately 1,300 metres of drilling is planned in as many as eight holes.

Options Granted

Alianza has granted 2,015,000 stock options to its Directors, Officers, Employees and Consultants exercisable at $0.10 per option for a period of five years.

About Alianza Minerals Ltd.

Alianza employs a hybrid business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Nevada and Peru. Alianza currently has four projects optioned out in Nevada and Yukon Territory, and is actively exploring on two others. Alianza’s current partners include Hochschild Mining PLC and Coeur Mining, Inc.

The Company has 81.2 million shares issued and outstanding and is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTC market in the US under the symbol TARSF.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel:  (604) 687-3520

Fax: (888) 889-4874

Renmark Financial Communications Inc.

Melanie Barbeau: mbarbeau@renmarkfinancial.com

Tel: (416) 644-2020 or (514) 939-3989

www.renmarkfinancial.com

To learn more visit: www.alianzaminerals.com

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